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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Global Power Equipment Group Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-16501	73-1541378
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

400 E. Las Colinas Boulevard, Suite 400 Irving, Texas	75039
(Address of Principal Executive Offices)	(Zip Code)

Tracy D. Pagliara (214) 574-2700

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

This Specialized Disclosure Report on Form SD (“Form SD”) of Global Power Equipment Group Inc. (“Global Power,” “we,” “us,” “our,” or the “Company”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”).  The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.  The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain “conflict minerals” as defined by the Rule and paragraph (d)(3) of Form SD, which are necessary to the functionality or production of certain products manufactured by the Company.  “Conflict minerals” presently include cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold.  These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

Section 1 — CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

The Company is a comprehensive provider of customer-engineered equipment, and modification and maintenance services for customers in the power generation, oil & gas, natural gas, infrastructure and process and industrial markets.  We design, engineer and manufacture a comprehensive range of gas and steam turbine auxiliary products, control houses and generator enclosures primarily used to enhance the efficiency and facilitate the operation of gas turbine power plants, sub-base and stand-alone tanks meeting UL listings UL142, UL2085 and ULC-S 601 and for other industrial, energy and power-related applications.

Pursuant to the Rule, the Company evaluated its current product lines and determined that certain products that the Company manufactures or contracts to manufacture contain “conflict minerals” as defined by the Rule and paragraph (d)(3) of Form SD, which are necessary to the functionality or production of such products.  We identified the following products (collectively referred to herein as the “Products”) that may contain necessary conflict minerals that we manufactured or contracted to manufacture:  air filtration systems, inlet heating and cooling systems, silencing systems, exhaust and inlet ducts, diverter dampers, simple cycle SCR and CO reduction systems, expansion joints, bypass stacks, exhaust diffusers, inlet plenums, packaged control buildings, generator enclosures, base tanks, precision machined parts including specialty fasteners, rotor studs, valve components, custom bushings and other miscellaneous precision nitride parts for gas and steam turbine power generation applications, seals, shims and brackets, and complex equipment built to specification for gas turbines and other power generation equipment.

Based on a reasonable country of origin inquiry, Global Power knows or has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources.

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available at: www.ir.globalpower.com under “Corporate Governance.”

Item 1.02 Exhibit

The Company has filed, as Exhibit 1.02 hereto, the Conflict Minerals Report required by Item 1.01 of Form SD.

Section 2 — EXHIBITS

Item 2.01 Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Global Power Equipment Group Inc.
(Registrant)

By:	/s/ Tracy D. Pagliara
Tracy D. Pagliara
Chief Administrative Officer, General Counsel and Secretary

Date: June 2, 2014